ImmunoPrecise Subsidiary Signs Material Transfer Agreement with Biotheus

Talem Therapeutics' Antibody Asset to be Evaluated for Bispecific Development Against Solid Tumors

VICTORIA, BRITISH COLUMBIA (CANADA), ZHUHAI, (CHINA), October 2, 2024 – ImmunoPrecise Antibodies Ltd. (the “Company” or “IPA”) (NASDAQ: IPA), an AI-driven biotherapeutic research and technology company, and Biotheus Inc. (Biotheus), a clinical-stage biotech company dedicated to the discovery and development of biologics for oncology and inflammatory diseases, jointly announce that the two parties have entered into a Material Transfer and Evaluation Agreement (MTEA) pertaining to a Talem therapeutic antibody asset for the development of a bispecific therapy against solid tumors. Under this MTEA, Biotheus will obtain the rights to further evaluate the suitability of Talem’s Artificial Intelligence (AI)-enhanced TATX-20 lead candidate for the development of novel bispecific antibodies for the treatment of hypoxic solid tumors.

Under this agreement, Biotheus will receive a specialized antibody asset from Talem Therapeutics, a subsidiary of ImmunoPrecise Antibodies. Biotheus plans to use this asset in conjunction with its own proprietary technology and binders to develop a new class of cancer-fighting drugs. These innovative therapeutics, known as bispecific antibodies, are designed to simultaneously target two different targets on tumors, specifically those found in oxygen-deprived environments. This approach could potentially lead to breakthrough therapies that address the complex challenges of treating cancer, particularly in difficult-to-target tumor environments. The ultimate goal is to identify the most promising molecule for advancement into clinical trials, potentially accelerating the development of novel cancer treatments.

"We are happy to enter into a collaboration with ImmunoPrecise Antibodies, a leading AI-driven biotech with powerful multi-omics modelling expertise." stated Xiaolin Liu, Co-founder, Chairman, and CEO of Biotheus. “Biotheus' broad expertise in antibody discovery and development is powered by our fully integrated capabilities. By virtue of the AI-informed molecules spawned by ImmunoPrecise's platform, we aim to develop novel bispecific antibodies with first-in-class potential and bring forth breakthrough therapies to cancer patients in the world."

Dr. Jennifer Bath, CEO of ImmunoPrecise Antibodies, stated: "We're excited to transfer our AI-enhanced therapeutic antibody asset to Biotheus for bispecific molecule development. This strategic move leverages our cutting-edge technology in antibody discovery and Biotheus' expertise in bispecific engineering. Our collaboration aims to accelerate the creation of innovative cancer treatments, potentially leading to groundbreaking clinical outcomes. This agreement not only demonstrates the value of our AI-enhanced assets but also sets the stage for a long-term, mutually beneficial partnership that could transform the landscape of cancer therapeutics. We anticipate this collaboration will drive significant value for both companies and, most importantly, for patients in need of advanced treatment options."

The transfer of this therapeutic asset to Biotheus aims to accelerate the development of targeted therapies that could potentially improve outcomes for patients with solid tumors. Following the transfer, Biotheus will evaluate the TATX-20 lead candidate. If the evaluation proves successful, Biotheus intends to further develop the bispecific molecules, with the objective of creating a clinically successful product that addresses the challenges associated with treating hypoxic solid tumors resistant to current therapies.

About Biotheus

Biotheus Inc. is a leading biopharmaceutical company headquartered in Zhuhai, China, dedicated to discovering and developing innovative therapies for oncology and immunology diseases. Biotheus is focused on creating cutting-edge bispecific antibodies and other biologics to target challenging tumor types and improve patient outcomes. Since its inception, Biotheus has established several innovative platforms for antibody discovery. With an experienced development team, Biotheus has built a robust pipeline of ten programs at various stages of clinical development. For more information, visit www.biotheus.com.

About Talem Therapeutics LLC

Talem Therapeutics LLC, a subsidiary of ImmunoPrecise Antibodies Ltd., specializes in the discovery and development of AI-driven, next-generation antibodies with the primary goal of out-licensing them to pharmaceutical partners. Talem focuses on creating innovative therapeutic biologics up to the preclinical stage, leveraging advanced platforms to accelerate antibody development for oncology and other therapeutic areas. The company aims to streamline the path to the clinic for its partners by providing high-quality antibody assets ready for further development and clinical testing. For more information, visit www.talemtherapeutics.com.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a biotechnology company that leverages multi-omics modeling and complex artificial intelligence through a series proprietary and patented technologies. The Company owns an integrated end-to-end suite of capabilities to support the development of therapeutic antibodies and are known for solving very complex industry challenges. IPA has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”).

Investor Relations Contact

Kirsten Beduya

Quantum Media Group, LLC

kirsten@quantum-corp.com

Forward-Looking Statement

This press release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “expects” “estimates”, “intends”, “anticipates” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “would”, “might” or “will” be taken, occur or be achieved. Forward–looking statements include, but are not limited to, statements regarding bispecific molecule development and the development of a bispecific therapy against solid tumors. Although the Company believes that we have a reasonable basis for each forward-looking statement, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Our actual future results may be materially different from what we expect due to factors largely outside our control, including risks and uncertainties related to market and other conditions and the impact of general economic, industry or political conditions in the United States, Canada or internationally. You should also consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. These forward–looking statements speak only as of the date of this press release and the Company undertakes no obligation to revise or update any forward–looking statements for any reason, even if new information becomes available in the future.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of factors and risks, as discussed in the Company’s Annual Report on Form 20-F for the year ended April 30, 2024 (which may be viewed on the Company’s SEDAR+ profile at www.sedar.ca and EDGAR profile at www.sec.gov/edgar). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Source: ImmunoPrecise Antibodies Ltd.